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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                 _______________________________

                           SCHEDULE 13D
                         Amendment No. 1

            Under the Securities Exchange Act of 1934



                  Duramed Pharmaceuticals, Inc.
_________________________________________________________________
                         (Name of Issuer)



              Common Stock, $.01 par value per share
_________________________________________________________________
                  (Title of Class of Securities)


                           266354 10 9
_________________________________________________________________
                          (CUSIP Number)


                      Gary P. Kreider, Esq.
                   Keating, Muething & Klekamp
                One East Fourth Street, 18th Floor
                      Cincinnati, Ohio 45202
                          (513) 579-6411
_________________________________________________________________
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                         August 22, 1995
_________________________________________________________________
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

Check the following box if a fee is being paid with this statement [ ].


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CUSIP NO. 266354 10 9          13D          Page  2  of    Pages

  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Provident Bancorp, Inc.
        31-0982792

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [ ]

                                                          (b)   [ ]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

        See Item 3

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                      [ ]


  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Ohio Corporation


                 7  SOLE VOTING POWER

   NUMBER OF        346,718 - See Item 4
     SHARES
  BENEFICIALLY   8  SHARED VOTING POWER
    OWNED BY
      EACH          -0-
   REPORTING
  PERSON WITH    9  SOLE DISPOSITIVE POWER

                    346,718 - See Item 4

                10  SHARED DISPOSITIVE POWER

                    -0-


 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          346,718 - See Item 5

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [ ]


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.3% - See Item 4

 14  TYPE OF REPORTING PERSON*

        CO



              *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1.   Security and Issuer.
          ___________________

               This statement relates to the common stock, $.01 par value per share ("Common Stock") of Duramed Pharmaceuticals, Inc. ("Duramed"), 7155 East Kemper Road, Cincinnati, Ohio 45249.

Item 2.   Identity and Background.
       	  _______________________

               Provident Bancorp, Inc.
               _______________________

               (a) - (c) Provident Bancorp, Inc. ("Bancorp") is
                         an Ohio corporation which is registered
                         as a bank holding company under the Bank
                         Holding Company Act of 1956 and is the
                         parent of The Provident Bank
                         ("Provident").  Bancorp's principal
                         business address and the address of its
                         principal office is One East Fourth
                         Street, Cincinnati, Ohio 45202.

               (d)       Bancorp during the last five (5) years,
                         has not been convicted in a criminal
                         proceeding (excluding traffic violations or similar misdemeanors).

               (e) Bancorp during the last five (5) years, has not been a party to a civil proceeding of a judicial or adminis-trative body of competent jurisdiction which resulted in Bancorp being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)       Not applicable.

               Information with respect to directors and executive officers of Bancorp is set forth on Schedule 1 hereto.

Item 3.   Source and Amount of Funds.
       	  __________________________

               The transaction wherein Bancorp, through its wholly-owned subsidiary, Provident acquired beneficial ownership of the Duramed securities described herein required no funds.
See Item 4.

Item 4.   Purpose of Transaction.
       	  ______________________

               Bancorp filed a Schedule 13D on July 19, 1993 to report the acquisition of beneficial ownership, through its wholly-owned subsidiary Provident, of equity securities of Duramed. The Common Stock and the Convertible Preferred Stock (discussed in Item 5) originally issued to Provident were subsequently transferred to Bancorp

               This Amendment No. 1 to Schedule 13D is being filed to reflect the acquisition of a warrant to purchase 200,000 shares of Common Stock (the "Warrant") by Provident. The
Warrant, attached as Exhibit 7.1, was issued to

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Provident by Duramed on August 22, 1995 as partial consideration for an amendment to the Amended and Restated Loan Agreement (the "Loan Agreement") between Duramed and Provident. Among other things, these amendments extended the maturities of Duramed's obligations and provided for an additional $3.0 million in borrowings by Duramed.

               Duramed also entered into Amendment No. 1 to Registration Rights Agreement and a Second Amendment to Forbearance Agreement. The 346,718 shares of Common Stock beneficially owned by Provident and 74,659 shares of Convertible Preferred Stock disclosed in Item 5 were acquired pursuant to the original Forbearance Agreement which was dated as of July 8, 1993.

          Concurrently with the execution of the amendment to the Loan Agreement and the issuance of the Warrant, Duramed and Provident entered into another Registration Rights Agreement pursuant to which Duramed granted to Provident certain rights to require Duramed to register under federal and state securities laws the Common Stock issued upon exercise of the Warrant.

          Although the Warrant is currently exercisable, Bancorp is prohibited by the Bank Holding Company Act of 1956 from acquiring in excess of 5% of outstanding Common Stock. Therefore, pursuant to Rule 13d-4 Bancorp disclaims beneficial ownership of the Common Stock issuable upon exercise of the Warrant to the extent that such exercise would result in Bancorp's ownership of outstanding Common Stock exceeding 5%.

          Bancorp intends to monitor the market for Duramed securities and may sell some or all of the securities from time to time, depending on conditions. Such sale could be in one or more public or private transactions.

          Except as set forth above, neither Bancorp nor any of its subsidiaries has any plans or proposals which relate to or would result in any of the following events:

          (a) The acquisition by any person of additional securities of Duramed, or the disposition of securities of Duramed;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Duramed or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of Duramed or any of its subsidiaries;

          (d) Any change in the present board of directors or management of Duramed, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of Duramed;

          (f) Any other material change in Duramed's business or corporate structure;


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          (g)  Changes in Duramed's Certificate of Incorporation
or Bylaws or other actions which may impede the acquisition of control of the issuer by any person;

          (h) Causing a class of securities of Duramed to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of Duramed becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of Issuer.
       	  ________________________________

(a) - (b)

          Provident owns 346,718 shares (4.3%) of Common Stock. In addition, Provident owns 74,659 shares of Duramed's $.001 par value Series B Convertible Preferred Stock (the "Convertible Preferred Stock")(convertible into 746,590 shares of Common Stock, subject to adjustment). No shares of the Preferred Stock are convertible by Provident or certain of its affiliates if the effect would be to cause Provident and such affiliates to own more than 5% of the outstanding Common Stock, except in connection with a sale of Common Stock received upon conversion. Provident also holds the Warrant to purchase 200,000 shares of Common Stock. Although the Warrant is currently exercisable by its terms, Provident cannot exercise the Warrant for shares if the effect would be to cause Provident and its affiliates to own more than 5% of the outstanding Common Stock. If Provident were to convert the Convertible Preferred Stock in full and exercise the Warrant in full, Provident would hold 14.4% of the Common Stock.

(c) Except as reported herein, neither Bancorp nor any of its subsidiaries have effected any transactions in equity securities of Duramed during the past sixty days.

(d)       None

(e)       Not Applicable

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with respect to Securities of the Issuer.
       	  ______________________________________________________

               Provident is a party to the following agreements, all of which are discussed in Items 4 or 5 above:

               1. Forbearance Agreement dated July 8, 1993, as amended.

               2. Registration Rights Agreement, as amended, relating to the Common Stock issued pursuant to the Forbearance
Agreement and the Common Stock issuable upon exercise of the Convertible Preferred Stock.


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               3.  Warrant.

               4.  Registration Rights Agreement relating to the
Common Stock issuable upon exercise of the Warrant.

               Other than as listed above, neither Bancorp nor any of its subsidiaries is party to any agreement with respect to any securities of Duramed, including agreements with respect to the transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be filed as Exhibits.
          ________________________________

               7.1  Warrant for the Purchase of Shares of Common
                    Stock.

               After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

                                   PROVIDENT BANCORP, INC.



Dated:  August 31, 1995            BY:  Mark E. Magee
                                        _______________________
                                        Mark E. Magee
                                   Its: Vice President


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                            SCHEDULE 1
                            __________


          The following is information with respect to each person who is a director or executive officer of Bancorp.

          Jack M. Cook is a director of Bancorp. Mr. Cook's principal occupation is as President and Chief Executive Officer of The Health Alliance of Greater Cincinnati, 2060 Reading Road,
Suite 400, Cincinnati, Ohio 45202-1456.

          Allen L. Davis is a director of Bancorp. He also serves as President of Bancorp and Provident.

          Thomas D. Grote, Jr. is a director of Bancorp.  Mr.
Grote's principal occupation is as President of Thomas J. Dyer
Company, 5240 Lester Road, Cincinnati, Ohio 45213.

          S. Paul Mathews is director of Bancorp. Mr. Mathews' principal occupation is as President and Secretary of the law firm of Mathews & Mathews Co., L.P.A., 4557 Montgomery Road,
Cincinnati, Ohio 45212.

          Philip R. Myers is a director of Bancorp. He also serves as Senior Executive Vice President of Provident and Senior
Vice President of Bancorp.

          Joseph A. Pedoto is a director of Bancorp.  Mr.
Pedoto's principal occupation is as President of the financial consulting firm of JLM Financial, 580 Walnut Street, Cincinnati,
Ohio 45202.

          Sidney A. Peerless is a director of Bancorp.  Dr.
Peerless' principal occupation is as a physician and surgeon.

          Joseph A. Steger is a director of Bancorp.  Mr.
Steger's principal occupation is as President of The University of Cincinnati, Mail Location 0063, Cincinnati, Ohio 45221-0063.

          John R. Farrenkopf is Vice President and Chief
Financial Officer of Bancorp and Senior Vice President and Chief
Financial Officer of Provident.

          Jerry L. Grace is Vice President and Treasurer of
Bancorp and Senior Vice President and Treasurer of Provident.

          Robert L. Hoverson is Senior Vice President of Bancorp and Executive Vice President of Provident.

          Mark E. Magee is Vice President, Secretary and General
Counsel of Bancorp and Senior Vice President, Secretary and
General Counsel of Provident.

          The business address for Jack M. Cook is 2060 Reading Road, Suite 400, Cincinnati, Ohio 45202-1456, for Thomas D. Grote, Jr. is 5240 Lester Road, Cincinnati, Ohio 45213, for S. Paul Mathews is 4557 Montgomery Road, Cincinnati, Ohio 45212, for Sidney A. Peerless is 3131 Harvey Avenue, Cincinnati, Ohio 45229, for Joseph A. Pedoto is 580 Walnut Street, Cincinnati, Ohio 45202, for Joseph A. Steger is University of Cincinnati, Mail Location 0063, Cincinnati, Ohio 45221-0063, and for each of the other persons listed above is One East Fourth Street, Cincinnati, Ohio 45202.

          None of the persons listed above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          None of the persons listed above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Each of the persons listed above is a U.S. Citizen.

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                          EXHIBIT INDEX


Exhibit No.              Description of Exhibit
___________              ______________________________________

   7.1                   Warrant for the Purchase of Shares of
                         Common Stock




295441.2